Exhibit 99.59

VERSES

VERSES AI Q3 Corporate Update

Company Announces Launch of Next-Generation Intelligent Software Platform

VANCOUVER, British Columbia, Sept. 21, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence, announced the rollout of its next-generation intelligent software platform in its Q3 Corporate Update.

Today, in a comprehensive address to investors, VERSES shared the progress made this year and provided a glimpse of what is expected to lie ahead, underpinned by a message on how to view the Company as it sharpens its focus and long-term goals through the introduction of Genius™ and its vision for a path to Artificial General Intelligence ("AGI").

The release of VERSES' next-generation intelligent software, Genius™, will be the company's central focus going forward. Genius™ is best described as a platform for generating digital brains' capable of understanding complex information, learning and adapting and performing various functions, including automated data analysis and recommendations. It also has the ability to be fine-tuned with private data to function as a digital executive or personal assistant.

"We believe we are well-positioned to become the market leader in the race to Artificial General Intelligence (AGI), which is often referred to as the 'holy grail' of AI in the new and rapidly evolving market for AGI. Our conviction stems from a combination of the following factors: (i) our scientific expertise, a highly skilled and visionary (ii) our team, scientific proofs, our intellectual property and our partnerships and alliances.

We're not just active participants in the disruptive AI industry; we seek to disrupt it. Our goal for the next 12 months is to demonstrate those meaningful advancements for our Company and the broader AI ecosystem. We seek to use a multi-pronged strategy to accelerate our journey towards AGI and create changes that will positively transform the industry and the world," said Mr. René.

Further, in the Corporate Update, the Company highlights its achievements in 2023:

1. Leading Scientific Research: VERSES and its staff collaborated and published 32 papers in collaboration with 20 universities around the world, including MIT, Oxford, Imperial College London, Max Planck Institute, McGill, Northeastern and the National Institute for Physiological Sciences, Okazaki, Japan on the complex science of advanced intelligent software.

2. Leading Global Standards Development: VERSES initiated the Spatial Web Foundation, partnered with the Institute of Electrical and Electronics Engineers (IEEE) and engaged with more than a hundred global working group members assisting the development of P2874 Spatial Web Standard, which is a standard that defines the scope, key concepts and a reference model for Spatial Web components, services and specification.

3. Government Partnerships: VERSES was selected by the European Commission to develop AI governance for autonomous drone activities and became part of dAIEDGE, a network of excellence for Edge AI (https://aiatedge.eu).

4. Influencing Research and Consulting Firms: VERSES and their work gained attention from organizations like Deloitte and Gartner Research and collaborated with Dentons, the world's largest law firm to release "The Future of Global AI Governance."

5. Partnering with several Fortune 500 Corporations: VERSES' vision generated interest among several large corporations, leading to successful pilots and partnerships. VERSES also secured contracts with prominent warehousing and pharmacy retail companies.

6. Attracting Key Talent: VERSES expanded its team to more than 100 professionals, including 25 PhDs. VERSES believes these strategic hires set solid foundations for future Company growth.

The Company's Genius™ beta rollout is expected to begin in October, with early access granted to private beta partners and developers through the end of 2023. The public release is expected sometime in 2024. With this list of milestones, VERSES demonstrates its commitment to a smarter and safer future for AI.

To read the complete Corporate Update, click here: www.verses.ai/blogs/corporate-update

On Behalf of the Company
Eric Holder, Director of Communications, VERSES AI Inc., press@verses.ai

Investor Relations Inquiries
Leo Karabelas, President, Focus Communications, info@fcir.ca, 416-543-3120

Forward-Looking Information
This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. These forward-looking statements include, among other things, statements relating to: the Company's long term goals relating to to lead the market in AGI, the fact that VERSES' next-generation intelligent software, Genius™ , will be the Company's central focus going forward; the capabilities of Genius™; management's belief that the Company is a well-positioned organization to become a competitive participant in the AGI market; the fact that the AGI market is rapidly-evolving the Company's objective to disrupt the AI industry; the Company's goal to create meaningful advancements for the Company and the broader AI ecosystem in the next 12 months; the Company's intention to use its strategy to create changes that will impact industries, societies and individual lives; the Company's business objectives; the Company's belief that its diversity in expertise will contribute to its growth; when the Genius™ beta rollout is expected to begin and the fact that early access will be provided to private beta partners and developers through the end of 2023; the expected timing of the public release of Genius™; and the fact that VERSES seeks to contribute to a smarter and safer future for AI.

Such forward-looking statements are based on a number of assumptions of management, including, without limitation, that the Company's cost and timing expectations are accurate; that Genius™ will be able to achieve the expected results; that the Company will be successful in the deployment of its resources and personnel; the Company's ability to develop and test the Genius™ technology within the anticipated timelines; that results of testing and development data will be consistent with anticipated results and estimates; that the Company will be successful in competing in the AGI market; that the Company will be able to roll out the Genius™ technology within the time frames expected; that the Company will not come across technology or other barriers preventing it from achieving its business objectives and commercializing the Genius™ technology; and that the Company's technology will impact the AI market and the Company's success in the AI market as anticipated.

Additionally, forward-looking information involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of VERSES to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: VERSES's operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations including the ability of the Company to develop and commercialize its products and the release and deployment of the Genius™ technology; political instability; unexpected development and production challenges; VERSES could face technology or software disruptions; unanticipated costs; the Genius™ technology may fail to perform as expected; the results of the beta release of the Genius™ technology could fail to support the release of the technology to the public; the Company could face increased competition; the Company's technology could fail to impact the AI market as anticipated; the loss of key personnel; and the loss of key partnerships necessary for the Company to achieve its business objectives.

Such forward-looking information represents management's best judgment based on information currently available. No forward -looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Neither VERSES nor any of its representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this press release. Neither VERSES nor any of its representatives shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this press release by you or any of your representatives or for omissions from the information in this press release.